SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

State Registry (NIRE) 35300016831

NOTICE TO MARKET

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that, the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) disclosed Resolution nº 974 that establishes the schedule of stages for the Third Ordinary Tariff Revision of Sabesp (3rd OTR).

Stage	Description	Period
1	Presentation of historical data by Sabesp	05/14/2020
2	Publication of the 3rd Ordinary Tariff Revision methodology proposal	05/14/2020
3	Publication of Weighted Average Cost of Capital (WACC)	05/14/2020
4	Public Consultation and Public Hearing - Methodology of the 3rd Ordinary Tariff Revision	05/15/2020 to 07/03/2020
5	Public Consultation and Public Hearing - WACC	05/15/2020 to 07/03/2020
6	Release of Detailed Report and Final Technical Note of the methodology	07/30/2020
7	Release of WACC Detailed Report and Final Technical Note	07/30/2020
8	Receivement of Sabesp's Business Plan	10/05/2020
9	Release of Preliminary Technical Note - Calculation of P0	01/14/2021
10	Public Consultation and Public Hearing - Calculation of P0	01/15/2021 to 02/19/2021
11	Release of the Detailed Report, Final Technical Note and P0 Resolution	04/09/2021

Resolution nº 974 is attached to this Notice to the Market, available on Sabesp’s website, in the Investor Relations area.

São Paulo, April 1, 2020.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 1, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.